Exhibit 23.2

CONSENT OF INDEPENDENT VALUATION ADVISOR

We hereby consent to (1) the reference to our name (including under the heading “Experts”), (2) the description of our role under the headings “Net Asset Value Calculation and Valuation Guidelines—Our Independent Valuation Advisor” and “Net Asset Value Calculation and Valuation Guidelines—Valuation of Investments” and (3) the inclusion of our estimated value of the Company’s real property interests and investments in commercial mortgage loans as of February 29, 2024 (presented in the line item “Investments in real property” and “Commercial mortgage loans” in the section “Selected Information Regarding Our Operations—Historical NAV Per Share”) in this Registration Statement on Form S-11 of Nuveen Global Cities REIT, Inc. and in the prospectus included therein.

April 11, 2024

/s/ SitusAMC Real Estate Valuation Services, LLC
SitusAMC Real Estate Valuation Services, LLC
Houston, Texas